Cover

As filed with the Securities and Exchange Commission on June 17, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Net2Phone, Inc.
(Exact name of registrant as specified in its charter)

Delaware	22-3559037
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

520 Broad Street
Newark, New Jersey 07102
(973) 438-3111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Liore Alroy
Chief Executive Officer
Net2Phone, Inc., 520 Broad Street
Newark, New Jersey 07102
(973) 438-3111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including all communications sent to agent for service, should be sent to:

Glenn J. Williams, Esq.
General Counsel
Net2Phone, Inc., 520 Broad Street
Newark, New Jersey 07102
(973) 438-3111

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee

Common Stock, par value $.01 per share	4,372,486	$1.51	$6,602,453.86	$778.00

(1) Pursuant to Rule 416 under the Securities Act of 1933, this registration statement shall be deemed to cover any additional securities issuable pursuant to provisions of the Warrants (described herein) from stock splits, stock dividends, recapitalizations and similar transactions.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933. Pursuant to Rule 457(c), the registration fee has been calculated based on the average of the high and low sale price per share of the Net2Phone common stock on the Nasdaq National Market on June 10, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section  8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section  8(a), may determine.

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Prospectus

Subject to Completion, Dated June 17, 2005

Net2Phone, Inc.

4,372,486 Shares of Common Stock

This prospectus covers 4,372,486 shares of our common stock, $0.01 par value per share, which may be sold from time to time by the selling stockholders named herein or their transferees, pledgees, donees or successors-in-interest. Our registration of the shares of common stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares. We are not offering any shares of common stock under this prospectus and will not receive any part of the proceeds from the sale of the shares, but upon exercise of a warrant, we will receive the exercise price. The selling stockholders may, but are not required to, sell their shares of common stock in a number of different ways and at varying prices. See “Plan of Distribution” on page 24 for a discussion of how the selling stockholders may dispose of the shares of common stock covered by this prospectus.

Our common stock is traded on the Nasdaq National Market under the symbol “NTOP.” The last reported closing sales price of our common stock on the Nasdaq National Market on June 10, 2005 was $1.50 per share.

Investing in our common stock involves a high degree of risk.
You should read the “Risk Factors” beginning on page 8 before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                               , 2005.

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You should rely only on the information contained in, or incorporated by reference in, this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus. The selling stockholders may sell some or all of their shares in one or more transactions from time to time. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

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WHERE YOU CAN FIND MORE INFORMATION

Filings: We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy (at prescribed rates) any document we file at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from our website at www.Net2Phone.com or at the SEC's website at http://www.sec.gov.

Registration Statement: We have filed with the SEC a registration statement on Form S-3, including all amendments, exhibits, annexes and schedules thereto and all documents incorporated by reference therein pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement.

Incorporation by Reference: The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically supplement or amend this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than current reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 on Form 8-K unless otherwise indicated therein) after the date of this prospectus and prior to the termination of this offering.

(a)	The description of our common stock contained in Item 1 of our registration statement on Form 8-A, dated July 20, 1999;

(b)	Our Annual Report on Form 10-K for the fiscal year ended July 31, 2004;

(c)	Our Report on Form 8-K filed September 3, 2004;

(d)	Our Report on Form 8-K filed September 28, 2004;

(e)	Our Amended Report on Form 8-K/A filed October 22, 2004;

(f)	Our Report on Form 8-K filed October 29, 2004;

(g)	Our Quarterly Report on Form 10-Q for the quarter ended October 31, 2004;

(h)	Our Report on Form 8-K filed November 10, 2004;

(i)	Our Report on Form 8-K filed November 17, 2004;

(j)	Our Report on Form 8-K filed December 6, 2004;

(k)	Our Report on Form 8-K filed December 16, 2004;

(l)	Our Quarterly Report on Form 10-Q for the quarter ended January 31, 2005;

(m)	Our Report on Form 8-K filed March 17, 2005; and

(n)	Our Quarterly Report on Form 10-Q for the quarter ended April 30, 2005.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

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We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus, other than exhibits to such other documents (unless such exhibits are specifically incorporated by reference therein). We will furnish any exhibit upon the payment of a specified reasonable fee, which fee will be limited to our reasonable expenses in furnishing such exhibit. Requests for such copies should be directed to:

Net2Phone, Inc.
520 Broad St., 8th Fl.
Newark, NJ 07102
Attention: Investor Relations
Tel. No. (973) 438-3111

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THE COMPANY

     We are a leading provider of Voice over Internet Protocol, or VoIP, telephony services. Since we began operations in 1995, we have evolved from a pioneer in developing PC-to-telephone calling services over the Internet to a next generation provider of high quality voice and enhanced communication services throughout the world. Our controlling stockholder is IDT Corporation, a global telecommunications, media and technology company. As of June 1, 2005, IDT held, directly or through affiliated entities, 40.9 percent of our outstanding capital stock and controls 56.9 percent of our aggregate voting power.

     Our corporate structure is primarily organized around two wholly owned operating subsidiaries, Net2Phone Global Services and Net2Phone Cable Telephony. Net2Phone Global Services delivers VoIP telephony services to businesses and consumers directly and through its global distribution network,capitalizing on the growth, quality, flexibility and cost advantages of VoIP technologies. Net2Phone Cable Telephony offers cable and other broadband operators a complete suite of services, enabling them to deliver residential phone service to their customers with comparable quality, features and functionality to that offered by traditional telephone companies.

     Net2Phone Global Services offers a variety of VoIP-based communications products and services to consumers, enterprises and telecommunications providers around the world, focusing on higher margin opportunities in deregulating telecommunications markets. Net2Phone Global Services sells and markets our services through three divisions, each designed to focus on a specific market. The International Channel Sales division sells our services to resellers across the globe that have access to consumers and small to mid-sized businesses. Our Consumer division sells our direct-to-consumer VoIP services. The Carrier Services division sells wholesale minutes on our VoIP network to other telecommunications providers.

     Net2Phone Cable Telephony offers its services to a wide array of cable and broadband operators in the U.S., Europe and Latin America whom we believe may prefer to buy our services rather than build their own cable telephony service. Net2Phone Cable Telephony works with cable and broadband operators to deploy an integrated, tested and operational telephony service, including customized operations support systems, network interfaces, carrier interconnects, telecommunications methods and procedures and real-time service assurance, including 24 x 7 network operations support.

     We are a Delaware corporation and were incorporated in 1997. Our principal executive offices are located at 520 Broad Street, Newark, New Jersey 07102. Our main telephone number is (973) 438-3111.

WARRANTS HELD BY SELLING STOCKHOLDERS

     In 2004, we introduced a warrant incentive program, allowing selected cable operator customers of Net2Phone Cable Telephony to receive warrants to purchase shares of our common stock. The shares of common stock covered by this prospectus are issuable upon the exercise of warrants we issued to the selling shareholders pursuant to this program. The warrants granted under this program become exercisable as the selling stockholders reach target telephony subscriber levels. Specifically, the shares subject to the warrants generally vest beginning on the last day of the calendar quarter ending 12 months from the date each of the selling stockholders commercially launches the Net2Phone cable telephony service to their respective subscribers pursuant to the respective cable telephony production agreement we have entered into with each of the selling stockholders. From and after such date until December 9, 2009, the warrant shares vest quarterly at a rate of ten shares per incremental net subscriber in existence on the last day of each calendar quarter. We have granted warrants to acquire 4,372,486 shares of common stock pursuant to the program. We agreed with the selling stockholders to register for resale the shares issuable upon exercise of the warrants, and also bear the expenses of the registration of the shares. For more information about the warrants, see the section entitled “Selling Stockholders” beginning at page 21.

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RISK FACTORS

     Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” and all other information included in, or incorporated by reference into, this prospectus before investing in our common stock. Investing in our common stock involves a high degree of risk, and you should be able to bear the complete loss of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risk and uncertainties actually occur, our future operating results and financial condition could be harmed, and the market price of our common stock could decline, perhaps significantly.

Risks Related to Our Business

We have reported losses from operations in every fiscal year of our operating history other than 2003.

     We have never generated income from operations in any fiscal year, except for fiscal 2003, when we included a gain from a litigation settlement, which resulted in income from operations. Our aggregate revenue from inception to July 31, 2004 was approximately $583.0 million, and our accumulated deficit was $773.7 million as of that date. We will need to generate significant additional annual revenue beyond the $82.8 million of revenue generated in fiscal 2004 to achieve profitability. We may not be able to do so. Even if we do achieve profitability, we cannot assure you that we will be able to sustain or increase profitability on a quarterly or annual basis in the future.

We intend to pursue new streams of revenue, including from our cable telephony business, which may not be profitable.

     Beginning in fiscal 2004, we devoted, and we will continue to devote, significant capital and resources to the development of our cable telephony business, and we cannot ensure when or if this investment will be profitable. Our business models for our cable telephony business are still being defined, and have not been tested on a broad basis.

     We have not tested our cable telephony service on a large scale or with multiple operators in multiple jurisdictions. We cannot be sure that our service offering will be scalable to the extent necessary to serve a large customer base or that our services will deliver sufficient reliability or quality on a large scale basis, or at all. Our cable telephony business faces other risks, including, but not limited to the following:

•	end users of cable telephony services may not accept our product as an alternative to their existing telephony services on a wide-scale basis, or at all;

•	cable operators have and may in the future choose to build their own internal cable telephony services, and not outsource to providers such as us;

•	the failure of cable operators to successfully market, and help generate consumer demand for, cable telephony service;

•	international deployments may be delayed due to the variety of legal, tax and implementation issues that are often unique to the host country;

•	the long period of time required to consummate an agreement with a cable operator, deploy the service and earn revenues; and

•	the legal and regulatory environment related to cable telephony may change in a manner that would preclude us from pursuing this opportunity in a profitable manner, or at all.

     If any of these events occur, we may not be able to recoup our substantial investment in the cable telephony business, and our business, financial condition and results of operations may be materially and adversely affected.

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We may not be able to obtain sufficient funds to grow our business.

     Due to the nature of our industry, our future capital needs are difficult to predict. Therefore, we may require additional capital to fund some or all of the following:

•	deployment of our cable telephony service;

•	unanticipated opportunities;

•	strategic alliances;

•	potential acquisitions;

•	changing business conditions; and

•	unanticipated competitive pressures.

     We believe that, as the expected growth in our Net2Phone Cable Telephony subsidiary accelerates, or if we acquire the business or assets of another company, we may need to raise additional capital from equity or debt sources. There can be no assurance that we will be able to raise such capital on favorable terms or at all. If we are unable to obtain such additional capital, we may be required to reduce the scope of our anticipated expansion, which could have a material adverse effect on our business, financial condition, and results of operations.

Pricing pressures and increasing use of VoIP technology may lessen our competitive pricing advantage.

     Our success is based partly on our ability to provide discounted local and long distance telephone services by taking advantage of cost savings achieved by carrying voice traffic employing VoIP technology, as compared to carrying calls over traditional networks. In recent years, the price of telephone service has fallen. The price of telephone service may continue to fall for various reasons, including the adoption of VoIP technology by other communications carriers. Many carriers have adopted pricing plans such that the rates that they charge are not always substantially higher than the rates that we charge for similar service. In addition, other providers of long distance services are offering unlimited or nearly unlimited use of some of their services for an attractive monthly rate. The overall effect of these developments may be to reduce the price of local and long distance calls to a point where we no longer have a price advantage. We would then have to rely on factors other than price to differentiate our product and service offerings, which we may not be able to do. If we are not able to do so, our business, financial condition and results of operations may be materially and adversely affected.

We and our cable customers may not be able to compete with providers that can bundle telephony services with other offerings.

     Our competitors as well as the competitors of our cable operator customers, such as local exchange carriers and satellite television providers, may bundle services and products that we do not offer together with long distance or Internet telephony services. These services could include wireless communications, voice and data services, Internet access and cable television. This form of bundling would put us at a competitive disadvantage if these providers can combine a variety of service offerings at a single attractive price. In addition, some of the telecommunications and other companies that compete with us and our cable customers may be able to provide customers with lower communications costs or other incentives with their services, reducing the overall cost of their communications packages, and significantly increasing pricing pressures on our services, which could materially and adversely affect our business, financial condition and results of operations. While we are entering the cable telephony business, in part, to take advantage of possible bundled service offerings by our cable operator customers, we cannot assure you that we will compete successfully in this business.

     Some local exchange carriers, alone or together with partners such as satellite television providers, are capable of providing a similar bundled service offering of voice, data and video. This service offering would directly compete with bundled services offerings by cable operators that purchase our cable telephony services. If we or our cable operator customers are unable to successfully compete with these offerings, our business, financial condition and results of operations may be materially and adversely affected.

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Competition could reduce our market share and decrease our revenue.

     The market for telecommunications services is extremely competitive. Many companies offer products and services like ours, and some of these companies have a superior presence in the markets we serve. In addition, many of these companies are larger than we are and have substantially greater financial, distribution and marketing resources than we do. We may not be able to compete successfully with these companies. If we do not succeed in competing with these companies, we will lose customers and our revenue will be substantially reduced, and our business, financial condition and results of operations may be materially and adversely affected.

     Our competitors include the following:

     International Communications Services.     Competitors include both government-owned phone companies as well as emerging competitive carriers.

     Consumer Division.     There are several large and numerous small competitors, and we expect to face continuing competition based on price and service offerings from existing competitors. Competitors include AT&T, MCI, Sprint, IDT and Regional Bell Operating Companies, all of whom offer their own pre-paid calling cards. Some providers, such as Go2Call and DeltaThree, Inc., offer similar PC-to-phone services. Other providers, such as Vonage Holdings Corp., Packet 8, AT&T, Verizon and Primus, compete with our VoiceLine service offering, and may become competitive with our International Communications Services service offerings.

     Carrier Services.     Wholesale Internet telephony service providers, such as Teleglobe Corp. and iBasis, Inc. compete with our carrier services, and could become meaningful competitors to our International Communications Services group. We also compete with other wholesale communications providers, such as MCI, Global Crossing, IDT, Qwest Communications and Sprint.

     Cable Telephony.     Our ability to sell our cable telephony services may be further limited by the fact that cable operators have and may in the future elect to develop and maintain their own cable telephony service instead of buying services from us. We compete with several companies, such as Sprint Corporation, who currently market cable telephony services directly to consumers and cable operators. These companies may be able to offer services similar to ours, or features that we may be unable to provide, and they may offer services at prices lower than we intend to charge. Other companies aggregate a series of elements to deploy cable telephony systems that could be competitive to us. We along with cable operators seeking to provide our telephony services directly to customers, will face competition for subscribers for telephone service from incumbent local exchange carriers, such as Verizon, Qwest, SBC and competitive local exchange carriers for subscribers for telephone services. We expect that competition for telephone services will be primarily on the basis of price, quality, customer service and the ability to offer a bundled voice, video and data service offering. Some local exchange carriers, alone or together with partners such as satellite television providers, are or may become capable of providing bundled service offerings of voice, data and video similar to which cable operators who have upgraded their systems to two-way digital cable can provide. These providers may be able to provide this bundled service offering at lower prices or with greater reliability than cable operators, which in turn may adversely affect demand for our product.

 We have previously identified material weaknesses in our internal controls over financial reporting, and if we identify additional issues, this could negatively impact our stock price.

     In our quarterly reports on Form 10-Q for the periods ending January 31, 2005 and April 30, 2005, we identified deficiencies in our internal controls over financial reporting that led us to conclude that, when taken together, we had a material weakness in our internal controls over financial reporting. In addition, we are required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted pursuant thereto (“Section 404 Rules”), which require additional and ongoing review and testing of our internal financial controls. As of July 31, 2005, the end of our fiscal year, we must report on the effectiveness of our system of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted pursuant thereto. This report must be included within our Annual Report on Form 10-K for the year ending July 31, 2005. If we are unable to remediate known or additional deficiencies identified during our testing that either individually or in the aggregate result in a material weakness, both our report and our independent registered public accounting firm’s audit opinion would note these deficiencies and conclude that we did not maintain effective internal control over financial reporting as of July 31, 2005. In this regard, our independent registered public accounting firm notified the Audit Committee of our Board of Directors that it believes we face a significant risk of not completing our internal control assessment on a timely basis.

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     If we are unable to timely report on the effectiveness of our system of internal controls over financial reporting under the Section 404 Rules, or if we must disclose material weaknesses related to our system of internal controls over financial reporting, investor confidence in our internal controls over financial reporting and financial statements could be damaged and cause our stock price to decline.

Our business may be affected by the proliferation and increased usage of cellular telephones.

     A significant number of our customers use calling cards while traveling, both domestically and abroad. As more and more people obtain cellular telephones, and as cellular telephone users increase their usage, and begin to use their phones in broader geographic regions, including internationally, the need for these customers to purchase our calling cards may be reduced. We cannot predict how this development will impact our business, as our calling card rates and service could be attractive enough for cellular telephone users to continue to purchase our cards when traveling. If our calling card rates and service are not attractive enough to compete with cellular telephone usage, our business, financial condition and results of operations may be materially and adversely affected.

We have and plan to increasingly depend on our international operations, which subject us to unpredictable regulatory, economic and political situations.

     Our customers based outside of the United States generated approximately 55 percent of our revenue during fiscal 2004. A significant component of our strategy is to continue to expand internationally. We cannot assure you that we will be successful in expanding into additional international markets. In addition to the uncertainty regarding our ability to generate revenue from foreign operations and expand our international presence, there are certain risks inherent in doing business on an international basis, including:

•	changing regulatory requirements, which vary widely from country to country;

•	action by foreign governments or foreign telecommunications companies to limit access to our services;

•	increased bad debt and subscription fraud;

•	legal uncertainty regarding liability, tariffs and other trade barriers;

•	economic and political instability; and

•	potentially adverse tax consequences.

     For example, several of our largest customers are based in the Middle East, Asia and Latin America and other areas of the world where there is the potential for significant political and economic instability. More than 10 percent of our revenue was derived from customers in the Middle East in fiscal 2004. We have experienced power supply problems, difficulty maintaining local customer support and difficulties dealing with local companies and governments in some of these regions. Moreover, developments in the Middle East, such as the continuation of hostilities by the United States or others, could result in the disruption of our business in the regions affected by the hostilities. These events could also reduce travel to these regions, which could further adversely affect our calling card business, which relies in large part on the use of calling cards by travelers. We cannot assure you that these political and economic difficulties will not continue or that they will not expand into other geographic areas experiencing political and economic instability. These difficulties could materially and adversely affect our business, financial condition and results of operations.

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If our customers do not perceive our services to be effective or of high quality, our brand and name recognition would suffer.

     We believe that establishing and maintaining brand and name recognition is critical for attracting and expanding our targeted client base. We also believe that the importance of reputation and name recognition will increase as competition in our market increases. Promotion and enhancement of our name will depend on the effectiveness of our marketing and advertising efforts and on our success in continuing to provide high quality and reliable products and services, neither of which can be assured. Our Net2Phone Global Services business requires us to rely on third party resellers to promote and market our products and services. These third parties may not provide the same level of effort as we do to protect the high quality reputation we believe our services and products maintain. If they do not, our reputation may be diminished in these markets which may have a material and adverse effect on our business, results of operations and financial condition.

     Our cable telephony business will be providing services that have not yet gained widespread customer and market acceptance. If customers do not perceive cable telephony to be a reliable and high quality alternative to traditional phone service, our ability to earn revenues from our cable telephony business and our financial condition and results of operations may be materially and adversely affected.

Any damage to or failure of our systems or operations could result in reductions in, or terminations of, our services.

     Our success depends on our ability to provide efficient and uninterrupted, high quality services. Our systems and operations are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, physical or electronic break-ins, sabotage, computer viruses, and intentional acts of terrorism or vandalism and similar events that may be or may not be beyond our control. Our systems and operations could also be interrupted by Internet service providers or government owned telecommunications companies that implement network changes or blocks, which may also be out of our control. The occurrence of any or all of these events could still hurt our reputation and cause us to lose customers, which may materially and adversely affect our business, financial condition and results of operations.

Substantially all of the IP telephony calls made by our customers are connected through local telephone companies and, at least in part, through leased facilities that may become unavailable.

     We are not a local telephone company or a local exchange carrier. Our network covers only portions of the United States. Accordingly, we must route parts of some domestic and all international calls made by our customers over leased transmission facilities. In addition, because our network does not extend to homes or businesses, we must generally route calls through a local telephone company to reach our network and, ultimately, to reach their final destinations.

     In many of the foreign jurisdictions in which we conduct or plan to conduct business, the primary provider of significant in-country transmission facilities is the national telephone company, which may be the only provider in that country. Accordingly, we may have to lease transmission capacity at artificially high rates from such a monopolistic provider, and consequently, we may not be able to generate a profit on those calls. In addition, national telephone companies may not be required by law to lease necessary transmission lines to us or, if applicable law requires national telephone companies to lease transmission facilities to us, we may encounter delays in negotiating leases and interconnection agreements and commencing operations. Additionally, disputes may result with respect to pricing, billing or other terms of these agreements, and these disputes could affect our ability to continue to operate in these countries, which may materially and adversely affect our business, financial condition and results of operations.

     Our ability to implement our cable telephony services will require us and our underlying providers to negotiate carrier services and/or interconnection agreements with established telephone companies and other new market entrants, which can take considerable time, effort and expense and which may be subject to federal, state and local regulation. Interconnection agreements are agreements between local telecommunications services providers that set forth the terms and conditions governing how these providers will interconnect their networks and/or purchase or lease network facilities and services.

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We rely on the Internet and third-party communications infrastructure over which we have little control.

     Our service could be disrupted, our reputation could be harmed and we could lose customers, if the quality and maintenance of the third-party communications infrastructure on which we rely suffers. This infrastructure, including the Internet and leased transmission facilities, is sometimes used to carry our voice traffic between our customers. We have no control over whether the infrastructure on which we rely will be adequately maintained by these third parties or whether these third parties are able to upgrade or improve their equipment and prevent it from becoming obsolete. If these third parties fail to maintain, upgrade or improve this equipment, our service quality may be harmed, we may lose customers and our business, financial condition and results of operations may be materially and adversely affected. We do not control the security of the Internet and our business could be materially harmed by unauthorized activity which results in congestion, failures or deficiencies in the infrastructure.

We depend on key vendors for hardware devices, softswitches and other services.

     Both Net2Phone Global Services and Net2Phone Cable Telephony depend on key vendors to provide equipment and services to support our product offerings. For example, Net2Phone Global Services relies on LG Electronics to manufacture approximately fifty percent of the hardware devices it sells, primarily through its International Communications Services division. We do not have a contract with LG Electronics, and therefore, LG Electronics could stop providing us with these products with little or no prior notice. While we believe our relationship with LG Electronics is stable and it has been stable for several years, we can provide no assurance that this relationship will continue to be good, or continue at all. While we believe we could replace LG Electronics if necessary, this could take a period of time during which our hardware sales could be materially and adversely affected, and this could impact our ability to service some of our customers for this period of time.

     Net2Phone Cable Telephony relies on several service providers to support its cable telephony service offering. In addition to IDT, Net2Phone Cable Telephony relies on Level3 Communications, Inc., Intrado, Inc., Accenture, LLP, VeriSign, Inc. and other providers to deliver a suite of local telecommunications services, including local phone numbers, access to the PSTN, operator assistance, directory listings and assistance, E911 emergency services and local number portability. By using these providers, we gain access to telephone numbering resources, which expands the availability of our telephony products to cable operators. To date, we have not entered into definitive written agreements with all of these service providers. In addition, we may have difficulty integrating the various services we receive form these companies into our product offering seamlessly where such integration is required. If we cannot enter into definitive agreements with these providers and successfully integrate the services they provide into our product offerings, we would need to find replacement providers. We may not be able to find and contract with replacement providers in a timely manner, or at all. If we cannot locate, contract with and integrate with the service providers we need to deploy our cable telephony service in the various locations where we are deploying our products around the world, our Net2Phone Cable telephony business could be materially and adversely affected.

Our success depends on our ability to handle a large number of simultaneous calls, which our systems may not be able to accommodate.

     We expect the volume of simultaneous calls to increase significantly as we expand our operations. Our network hardware and software may not be able to accommodate this additional volume. If we fail to maintain an appropriate level of operating performance, or if our service is disrupted, our reputation could be hurt, we could lose customers and our business, financial condition and results of operations could be materially and adversely affected.

Because we are unable to predict definitely the volume of usage and our capacity needs, we may be forced to enter into disadvantageous contracts that would reduce our operating margins.

     We may have to enter into additional long-term agreements for leased communications transmission capacity. To the extent that we overestimate our call volume, we may be obligated to pay for more transmission capacity than we actually use, resulting in costs without corresponding revenue. Conversely, if we underestimate our capacity needs, we may be required to obtain additional transmission capacity through more expensive means or such capacity may not be available. As a result, our margins could be reduced and our business, financial condition and results of operations could be materially and adversely affected.

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We may not be able to keep pace with rapid technological changes in the communications industry.

     Our industry is subject to rapid technological change. We cannot predict the effect of technological changes on our business. We expect that new services and technologies will emerge in the market in which we compete. These new services and technologies may be superior to the services and technologies that we use, or these new services may render our services and technologies obsolete. To be successful, we must adapt to our rapidly changing market by continually improving and expanding the scope of services we offer and by developing new services and technologies to meet customer needs. Our success will depend, in part, on our ability to respond to technological advances and emerging industry standards on a cost effective and timely basis. If we are unable to do so, our business, financial condition and results of operations may be materially and adversely affected.

Unauthorized use of our intellectual property by third parties may damage our brand.

     We regard our patents, service marks, trademarks, trade secrets and other intellectual property as important to our success. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. It may be difficult for us to enforce certain of our intellectual property rights against third parties who may have acquired intellectual property rights by filing unauthorized applications in foreign countries to register the trademarks that we use because of their familiarity with our worldwide operations. Since Internet related industries such as ours are exposed to the intellectual property laws of numerous foreign countries and trademark rights are territorial, there is uncertainty in the enforceability and scope of protection of our trademarks. The unauthorized use of our intellectual property by third parties may damage our brand and may have a material adverse effect on our business, financial condition and results of operations.

Defending against intellectual property infringement claims could be expensive and could disrupt our business.

     We cannot be certain that our products and services do not or will not infringe upon valid patents, trademarks, copyrights or other intellectual property rights held or claimed by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against those third-party infringement claims, regardless of their merit. For example, in February 2000, Multi-Tech, Inc. filed a lawsuit against us alleging that we infringe upon its patents. While we received a successful ruling in this case, we incurred substantial expenses defending this claim. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business.

Our risk management practices may not be sufficient to protect us from unauthorized transactions or thefts of services.

     As have many others in our industry whose customers use credit cards to purchase services, we have been the victim of consumer fraud and theft of service. From time to time, callers have obtained our services without rendering payment by unlawfully using our access numbers and personal identification numbers. We attempt to manage these theft and fraud risks through our internal controls and our monitoring and blocking systems. If these efforts are not successful, the theft of our services may cause our revenue to decline significantly and our business, financial condition and results of operations to be materially and adversely affected.

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Risks Related to Our Relationship with IDT

We are controlled by IDT and Mr.  Howard Jonas.

     IDT Corporation, either directly or through its affiliates, owned an aggregate of 40.9 percent of our outstanding capital stock and 56.9 percent of the aggregate voting power of our capital stock as of June 1, 2005. Mr.  Howard Jonas controls IDT because he beneficially owns a controlling voting interest in the voting securities of IDT and serves as the chairman of its board of directors. As a result, Mr.  Jonas and IDT have the power to control or influence the selection of our board of directors, management and other decisions important to our business. In addition, IDT has previously disclosed that it intends to continuously review its investment in us, and may in the future determine, either alone or as part of a group (1) to acquire additional securities of Net2Phone, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of Net2Phone owned by it or (3) to take any other available course of action. However, no assurances can be given on the timing or terms of any possible transaction, or whether IDT will take any action at all. IDT's control and ability to pursue a transaction involving us or our common stock at anytime may adversely impact our stock price.

We may experience conflicts of interest resulting from IDT’s power to elect the members of our board of directors and the presence of IDT officers and directors on our board.

     IDT has the power to nominate and elect the members of our board of directors when such members become eligible for re-election, so long as at least five members are not affiliated with us or IDT, as required by our bylaws. The chairman of our board, Howard Jonas, is also the chairman of IDT’s board of directors. On October  31, 2004, Mr.  Jonas became vice chairman of our board and Stephen Greenberg, our previous chief executive officer and vice chairman of the board, resigned as our chief executive officer and became chairman of our board. Mr.  Greenberg has received and will continue to receive compensation from IDT. One of our other directors, James Courter, serves as a director and the chief executive officer of IDT. In addition, our new chief executive officer effective October  31, 2004, Liore Alroy, whose appointment was influenced by IDT, also serves on our board. Mr. Alroy was previous a senior vice president at IDT. Although a majority of our board members are independent directors, our board may still face significant conflicts of interest with respect to matters involving IDT and other matters that may arise in the ordinary course of our business.

IDT’s holdings may limit your ability as a stockholder to influence the outcome of matters subject to a stockholder vote.

     IDT is able to exert considerable influence over us, including in the election of our directors, the appointment of management and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation and mergers or sales of our company or of all of our assets. In addition, we could be prevented from entering into certain transactions that could be beneficial to us and our stockholders, as IDT can effectively block these transactions through its voting control of us. Third parties will likely be discouraged from making a tender offer or bid to acquire us because of IDT’s stock ownership and voting control of us.

We have contracted with IDT for various services and for the use of its telecommunications network, which contracts we may not be able to renew when they expire.

     In May 1999, we entered into agreements with IDT under which IDT provides administrative and telecommunication services to us. Since that time we have entered into a variety of other service agreements with IDT. Some of these agreements are terminable at will. If we or IDT elect to terminate, we will need to engage other entities to perform these services or perform these services ourselves. We cannot assure you that IDT will continue to provide these services. As a result, we may have to purchase these services from third parties or devote resources to handle these functions internally, which may cost us more than we paid IDT for the same services.

Some of our business relationships with IDT and its affiliates are not covered by written agreements. IDT could stop them at any time.

     IDT is our largest carrier customer, representing approximately 33.8 percent of our carrier revenue and, together with its affiliates, 7.2 percent of our total revenue for fiscal 2004. While we have understandings in place with IDT relating to the carrier services we provide to them, only some of them have been reduced to writing, and with respect to the agreements that are not in writing, they may be terminated at any time by either party, or the terms could change without notice to us. Termination of these relationships, or a deterioration of the terms available to us, could significantly reduce our revenues, which may have a material adverse effect on our business, financial condition and results of operations.

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We will depend on IDT to provide various telecommunications services to us. We do not currently have a definitive agreement in place with IDT for these services.

     On October 29, 2003, we entered into a binding memorandum of understanding with IDT for the provision of telecommunications services to Net2Phone Cable Telephony. Under the memorandum of understanding, it is contemplated that IDT and its affiliates will provide to us telecommunications services that will be important to our cable telephony business. We expect IDT to provide us with some or all of the following services: network access, call termination, call origination, other related services. We expect to obtain favorable pricing on these services during the term of our agreement with IDT. We expect to purchase from IDT a significant portion of telecommunications services that we require to support our cable telephony business.

     Our agreement with IDT for these services is currently in the form of a legally binding memorandum of understanding. The memorandum of understanding requires that we and IDT use good faith efforts to negotiate, execute and deliver a definitive agreement that comprehensively sets forth the obligations of IDT to the supply the telecommunications services. If, for any reason, the parties do not execute a definitive agreement, IDT may elect not to provide these services to us. If we enter into the definitive agreement and IDT does not perform its obligations under the agreement, we will be required to seek alternative supply arrangements.

     If we cannot obtain these services from IDT, one of the sources of supply for these services may be from competitors to our cable telephony business, including traditional long distance carriers and incumbent local exchange carriers. We may not be able to obtain these services from third parties at the prices and on the terms we anticipated to receive from IDT. If we must seek alternative supply of these services, we may be delayed in offering our cable telephony services while we negotiate supply arrangements. As a result, our ability to offer our cable telephony services may be materially and adversely affected. Even if we do obtain these services from IDT, we expect to continue to enter into agreements with other service providers to support us (i) when IDT cannot provide the services we need because of, for example, geographic, technical or resource limitations, (ii) when we feel redundant providers are necessary to enhance the quality and reliability of our services, or (iii) otherwise when we believe it is in our best interest to do so.

We are required to issue 6.9 million shares of Class A common stock to IDT when we enter into definitive telecommunications services and related agreements. Charges relating to the vesting of these shares may materially reduce our earnings.

     Under the terms of the memorandum of understanding, we have agreed to issue 6.9  million shares of Class A common stock to IDT at the time we execute definitive agreements in consideration for IDT providing the telecommunications and other services to us. The stock will be held in escrow to secure IDT’s performance obligations and will be released to IDT in equal annual amounts over five years, which began October 29, 2003, with the first release to occur when definitive agreements are signed. If third parties can provide services to us on more favorable terms, we may determine not to purchase services from IDT. IDT may not be able to provide these services to us in the quantities we demand. We may determine to purchase similar services from other suppliers for other reasons as well. Even if we do not purchase from IDT our anticipated or required volume of services, IDT may still be entitled to receive all of these shares so long as it is offering the services and otherwise performing its obligations under the agreement. Assuming these 6.9 million shares are issued, IDT will control 61.9 percent of our aggregate voting power based on our outstanding stock on June 1, 2005.

     These shares are subject to variable accounting treatment and therefore must be marked-to-market each quarter, resulting in a quarterly charge to earnings equal to the aggregate market value of one-fourth of the shares that will vest on each anniversary of the agreement. These charges may materially reduce our earnings.

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Risks Related to Our Industry

Federal and state regulations may be passed that could harm our business.

     Our ability to provide VoIP communications services at attractive rates arises in large part from the fact VoIP services are not currently subject to the same regulation as traditional telephony. Because their services are not currently regulated to the same extent as traditional telephony, VoIP providers can currently avoid paying charges that traditional telephone companies must pay. Local exchange carriers are lobbying the Federal Communications Commission (FCC) and the states to regulate VoIP on the same basis as traditional telephone services. Congress, the FCC and several states are examining this issue. If these regulators decide to regulate VoIP, they may impose surcharges, taxes or additional regulations upon providers of Internet telephony. These surcharges could include access charges payable to local exchange carriers to carry and terminate traffic, contributions to the Universal Service Fund (USF) or other charges. Regulations requiring compliance with the Communications Assistance for Law Enforcement Act (CALEA), or provision of the some type of 911 services as required for traditional telecommunications providers could also place a significant financial burden on us depending on the technical changes required to accommodate the requirements. The imposition of any such additional fees, charges, taxes and regulations on IP communications services could materially increase our costs and may limit or eliminate the competitive pricing advantage we currently enjoy.

     We have received directives from some state regulators that we register as a telecommunications provider in their states. In response, we are taking the position that VoIP is not, and should not be, subject to such regulations because VoIP is an information service, not a telecommunications service. However, these states may reject our position and may subject us to regulation and require us to pay associated charges and taxes. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our ability to offer services outside the U.S. is subject to the local regulatory environment, which may be complicated and often uncertain.

     Regulatory treatment of Internet telephony outside the United States varies from country to country. Net2Phone Global Services distributes its products and services through resellers that may be subject to telecommunications regulations in their home countries. The failure of these resellers to comply with these laws and regulations could reduce our revenue and profitability. Because of our relationship with the resellers, some countries may assert that we are required to register as a telecommunications carrier in that country. In such case, our failure to do so could subject us to regulatory action such as fines or penalties. In addition, some countries are considering subjecting VoIP services to the regulations applied to traditional telephone companies. Regulatory developments such as these could have a material adverse effect on our extensive international operations, from which we derived approximately 55% of our revenue in fiscal 2004.

     In many countries in which we operate or our services are sold, the status of the laws that may relate to our services is unclear. We cannot be certain that our customers, resellers, or other affiliates are currently in compliance with regulatory or other legal requirements in their respective countries, that they or we will be able to comply with existing or future requirements, and/or that they or we will continue in compliance with any requirements. Our failure or the failure of those with whom we transact business to comply with these requirements could materially adversely affect our business, financial condition and results of operations.

New regulations may be adopted affecting our business.

     New regulations could increase our costs of doing business and prevent us from delivering our products and services over the Internet, which could adversely affect our customer base and our revenue. The growth of the Internet may also be significantly slowed. This could delay growth in demand for our products and services and limit the growth of our revenue, which may have a material adverse effect on our business, financial condition and results of operations. In addition to new regulations being adopted, existing laws may be applied to the Internet. Moreover, as we begin to offer new products and services, the failure of such products and services to perform or function properly may also subject us to legal claims or actions from our customers such as cable operators. For instance, Net2Phone intends to offer services that enable customers to access emergency services. While these services may resemble traditional emergency services such as 911, they are fundamentally different in terms of routing and reliability. Net2Phone endeavors to disclose any and all limitations of the emergency services we intend to offer but we cannot guarantee that customers would use the services properly or read our disclosures and disclaimers. Accordingly, the offering of 911-type services may subject us to additional risks and liabilities related to customer use of these services. New and existing laws may cover issues that include, but are not limited to:

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•	sales, excise and other taxes;

•	user privacy;

•	pricing controls;

•	export and commerce related transactions;

•	characteristics and quality of products and services;

•	consumer protection;

•	cross-border commerce;

•	encryption;

•	copyright, trademark and patent infringement; and

•	other claims based on the nature and content of Internet materials.

Risks Related to Our Capital Structure and the Offering

The market price of our common stock may be volatile.

     The market price of our common stock has been and will likely continue to be highly volatile, as is the stock market in general, and the market for VoIP services and communications related companies in particular. Some of the factors that may materially affect the market price of our common stock are beyond our control, such as changes in financial estimates by securities analysts, conditions or trends in the VoIP services and other Internet and communications related industries, announcements made by our competitors or sales of our common stock. These factors may materially adversely affect the market price of our common stock, regardless of our performance.

     In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

Some provisions of our certificate of incorporation, bylaws and Delaware law, as well as the fact that IDT controls us, may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

     IDT’s control of a majority of our voting stock enables it to block or deter attempts by third parties to acquire control of our company. IDT may not approve a takeover bid that other stockholders believe is in their best interests. In addition, some of the provisions of our certificate of incorporation and bylaws and in Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price. For example, our board of directors is divided into three classes. At each annual meeting of stockholders, the terms of approximately one-third of the directors will expire, and new directors will be elected to serve for three years. It will take at least two annual meetings to effect a change in control of our board of directors because a majority of the directors cannot be elected at a single meeting, which may discourage hostile takeover bids. In addition, our certificate of incorporation authorizes the board of directors, without further stockholder approval, to issue preferred stock, which could have the effect of delaying, deferring or preventing a change in control of us. The issuance of preferred stock could also adversely affect the voting power of the holders of common stock, including the loss of voting control to others. Our bylaws and articles of incorporation contain provisions that require stockholders to act only at a duly-called meeting in certain circumstances and make it difficult for any person other than management to introduce business at a duly-called meeting by requiring such other person to follow certain notice procedures. Certain provisions of Delaware law could delay or prevent a change in control of Net2Phone, discourage acquisition proposals or diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of our common stock or over a stockholder’s cost basis in our common stock.

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Future sales or issuances of our capital stock may adversely affect our common stock price.

We believe that substantially all of the shares of common stock that will be outstanding after this offering and shares of common stock issuable upon exercise of outstanding options will be freely tradeable under federal securities laws following this offering, subject to some limitations. These limitations include vesting provisions in option and restricted stock agreements, restrictions in lock-up agreements and certain shareholder volume and manner-of-sale restrictions under Rule 144. The future sale or issuances of a substantial number of shares of common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock. For example, under our memorandum of understanding with IDT, we will issue 6,900,000 shares of Class  A common stock to IDT upon the execution of a definitive agreement. In addition, we are offering up to 4,372,486 shares to the selling stockholders. The issuance of these shares to IDT or the selling stockholders could adversely affect the prevailing market price of our common stock.

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Special note regarding forward-looking statements

     This prospectus contains forward-looking statements. When used in this prospectus or in any other presentation, statements which are not historical in nature, including the words “may,” “will,” “should,” “continue,” “future,” “potential,” “believe,” “expect,” “anticipate,” “project,” “plan,” “intend,” “seek,” “estimate” and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

     The forward-looking statements in this prospectus are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

•	our ability to expand our customer base and to develop additional and leverage our existing distribution channels for our products and solutions,

•	dependence on strategic and channel partners including their ability to distribute our products and meet or renew their financial commitments,

•	our ability to address international markets,

•	the effectiveness of our sales and marketing activities,

•	the acceptance of our products in the marketplace,

•	the timing and scope of deployments of our products by customers,

•	fluctuations in customer sales cycles,

•	our customers’ ability to obtain additional funding,

•	technical difficulties with respect to our products or products in development,

•	the need for ongoing product development in an environment of rapid technological change,

•	the emergence of new competitors in the marketplace,

•	our ability to compete successfully against established competitors with greater resources,

•	the uncertainty of future governmental regulation,

•	our ability to manage growth and obtain patent protection and additional funds, and

•	general economic and business conditions; and

•	the other factors referenced in this prospectus, including, without limitation, under the section entitled “Risk Factors”.

     You should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We qualify any and all of our forward-looking statements entirely by these cautionary factors.

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USE OF PROCEEDS

     All of the shares of common stock offered by the selling stockholders pursuant to this prospectus will be sold by the selling stockholders for their respective accounts. We will not receive any proceeds from these sales. We will, however, receive the exercise price of the warrants exerciseable for the shares offered by the selling stockholders pursuant to this prospectus in the event such warrants are exercised. We intend to use any proceeds from such exercises for general corporate purposes.

SELLING STOCKHOLDERS

Material Relationships with Selling Stockholders

     In 2004, we introduced a warrant incentive program, which allows selected cable operator customers of Net2Phone Cable Telephony to receive warrants to purchase shares of our common stock. Our Board of Directors has reserved up to five million shares for issuance under this plan. The execution of definitive agreements with cable operators that meet specific criteria triggered these warrant grants. To date and as described below, we have executed definitive cable telephony production agreements with Altice One, Bresnan Communications, LLC, Millennium Digital Media Systems, L.L.C. and Atlantic Broadband Finance, LLC that meet these criteria. Therefore, in conjunction with these agreements, we issued warrants to purchase a total of 4,372,486 shares of common stock to these three cable operator customers. The warrants become exercisable as each cable operator reaches specified telephony subscriber levels.

     On November 4, 2004, we entered into a cable telephony and license agreement with Altice One (the “Altice Cable Telephony Agreement”) to deploy our cable telephony services to various Altice cable systems in Europe. In connection with, and in consideration for, the execution of this cable telephony and license agreement, we issued a warrant to Altice One for the purchase of 1,300,000 shares of Net2Phone’s common stock (the “Altice Warrant”). The terms of the Altice Warrant provide that at any time prior to December 31, 2011, Altice or its transferees may elect to receive up to 1,300,000 shares (subject to certain customary adjustments) of Net2Phone’s common stock, at a purchase price per share equal to $5.93 (subject to certain customary adjustments). If prior to December 31, 2005, Altice expands its footprint such that our services will be offered to an additional 500,000 digital two-way capable households, over and above the 520,000 households in its current footprint, the exercise price will be reduced to the trailing 200 day trading average of our common stock as of the close of business on the date of the execution of the Altice Cable Telephony Agreement, which was $4.75. Only vested warrant shares can be exercised, and vesting is based on the number of Altice customers subscribing to our telephony service in Altice’s footprint. The shares subject to the Altice Warrant vest as follows: beginning with the quarter ended December 31, 2005, ten shares vest for each subscriber to our telephony service pursuant to the Altice Cable Telephony Agreement, and thereafter the warrant shares vest quarterly at a rate of ten shares per incremental net subscriber in existence on the last day of each calendar quarter until December 31, 2009.

     On November 8, 2004, we entered into that certain Cable Telephony Production Agreement effective November 3, 2004 with Bresnan Communications, LLC (the “Bresnan Cable Telephony Agreement”) to deploy our cable telephony services to various Bresnan cable systems. In connection with, and in consideration for, the execution of the Bresnan Cable Telephony Agreement, we issued a warrant for the purchase of 1,349,668 shares of our common stock (the “Bresnan Warrant”). The terms of the Bresnan Warrant provide that at any time prior to December 31, 2011, Bresnan or its transferees may elect to purchase up to 1,349,668 shares (subject to certain anti-dilution adjustments) of our common stock, at a purchase price per share equal to $4.35 (subject to certain customary adjustments). The Bresnan Warrant may be exercised only with respect to vested warrant shares, and vesting is based on the number of Bresnan customers subscribing to our telephony service in Bresnan’s footprint. The shares subject to the warrant vest as follows: beginning with the quarter ended March 31, 2006, ten shares vest for each subscriber to Net2Phone’s cable telephony service provided by Bresnan pursuant to the Bresnan Cable Telephony Agreement, and from and after such date until December 9, 2009, the warrant shares vest quarterly at a rate of ten shares per incremental net subscriber in existence on the last day of each calendar quarter.

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     On December 1, 2004, we entered into a cable telephony and license agreement with Millennium Digital Media Systems, L.L.C. to deploy our cable telephony services to various Millennium cable systems (the “Millennium Cable Telephony Agreement”). In connection with, and in consideration for, the execution of this agreement, we issued a warrant to for the purchase of 639,380 shares of our common stock (the “Millennium Warrant”). The terms of the Millennium Warrant provide that at any time prior to December 31, 2011, Millennium or its transferees may elect to receive up to 639,380 shares (subject to certain anti-dilution adjustments) of our common stock, at a purchase price per share equal to $4.20 (subject to certain customary adjustments). The Millennium Warrant may be exercised only with respect to vested warrant shares, and vesting is based on the number of Millennium customers subscribing to our telephony service in Millennium’s footprint. The shares subject to the Millennium Warrant vest as follows: beginning with the quarter ending June 30, 2006, ten shares vest for each subscriber to Net2Phone’s cable telephony service pursuant to the Millennium Cable Telephony Agreement, and from and after such date until December 9, 2009, the warrant shares vest quarterly at a rate of ten shares per incremental net subscriber in existence on the last day of each calendar quarter.

     On March 11, 2005, we entered into a cable telephony and license agreement with Atlantic Broadband Finance LLC to deploy our cable telephony services to various Atlantic Broadband cable systems (the “Atlantic Broadband Cable Telephony Agreement”). In connection with, and in consideration for, the execution of this agreement, we issued a warrant to for the purchase of 1,083,438 shares of our common stock (the “Atlantic Broadband Warrant”). The terms of the Atlantic Broadband Warrant provide that at any time prior to December 31, 2011, Atlantic Broadband or its transferees may elect to receive up to 1,083,438 shares (subject to certain customary adjustments) of Net2Phone’s common stock, at a purchase price per share equal to $3.80 (subject to certain customary adjustments). Only vested warrant shares can be exercised, and vesting is based on the number of Atlantic Broadband customers subscribing to Net2Phone’s telephony service in Atlantic Broadband’s footprint. The shares subject to the Atlantic Broadband Warrant vest as follows: beginning on the last day of the calendar quarter ending 12 months from the commercial launch date of the cable telephony services, ten shares vest for each subscriber to Net2Phone’s cable telephony service pursuant to the Atlantic Broadband Cable Telephony Agreement, and thereafter until December 9, 2009, the warrant shares vest quarterly at a rate of ten shares per incremental net subscriber in existence on the last day of each calendar quarter.

     Net2Phone, pursuant to registration rights agreements or similar commitments entered into with each selling stockholder at the time the warrants were issued to each selling stockholder, agreed to file with the Securities and Exchange Commission a registration statement on Form S-3 to register for resale the shares of common stock issued upon exercise of these warrants. We have agreed with the selling stockholders to maintain the registration statement of which this prospectus is a part effective until all shares are sold by the selling stockholders or all unsold shares of common stock are immediately saleable without restriction and without registration under the Securities Act. Net2Phone did not grant demand or piggyback registration rights in connection with the issuance of the warrants. The issuance of the warrants did not involve the use of an underwriter and no commissions were paid in connection with the issuance of the warrants. The warrants were issued in separate transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Act.

Selling Shareholders Table

     The following table sets forth information known to us with respect to the selling stockholders as of June 3, 2005.

	Shares Owned Prior to the Offering		Shares Offered Hereby(1)	Shares Owned After the Offering(2)

Selling Stockholder	Number	Percentage		Number	Percentage

Altice One Boulevard de la Pétrusse 69 L-2320 Luxembourg, Luxembourg	0(3)	0%	1,300,000	0	0%
Bresnan Communications, LLC One Manhattanville Road, Purchase, New York 10577	0(4)	0%	1,349,668	0	0%
Millennium Digital Media Systems, L.L.C. 120 South Central Ave., Suite 150, St. Louis, Missouri, 63105	0(5)	0%	639,380	0	0%
Atlantic Broadband Finance, LLC 1 Batterymarch Park Suite 405 Quincy, MA 02169	0(6)	0%	1,083,438	0	0%

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(1)	Represents the maximum number of shares to be sold by each selling stockholder upon exercise of their respective warrants.
(2)	Assumes that each selling stockholder disposes all of the shares of common stock offered by this prospectus, and does not acquire ownership of any additional shares. The registration of these shares does not necessarily mean that any selling stockholder will sell all or any portion of the shares offered by this prospectus.
(3)	Altice One does not own any shares of Net2Phone, Inc. common stock as of June 3, 2005. However, Altice One owns a warrant to purchase 1,300,000 shares of common stock as described above. The shares subject to the Altice Warrant vest as follows: beginning with the quarter ended December 31, 2005, ten shares vest for each subscriber to our telephony service pursuant to the Altice Cable Telephony Agreement, and thereafter the warrant shares vest quarterly at a rate of ten shares per incremental net subscriber in existence on the last day of each calendar quarter until December 31, 2009.
(4)	Bresnan Communications, LLC does not own any shares of Net2Phone, Inc. common stock as of June 3, 2005. However, Bresnan own a warrant to purchase 1,349,668 shares of common stock as described above. The shares subject to the Bresnan Warrant vest as follows: beginning with the quarter ended March 31, 2006, ten shares vest for each subscriber to Net2Phone’s cable telephony service pursuant to the Bresnan Cable Telephony Agreement, and thereafter the warrant shares vest quarterly at a rate of ten shares per incremental net subscriber in existence on the last day of each calendar quarter until December 31, 2009.
(5)	Millennium Digital Media Systems, L.L.C. does not own any shares of Net2Phone, Inc. common stock as of June 3, 2005. However, Millennium own a warrant to purchase 639,380 shares of common stock as described above. The shares subject to the Millennium Warrant vest as follows: beginning with the quarter ended June 30, 3006, ten shares vest for each subscriber to our telephony service pursuant to the Millennium Cable Telephony Agreement, and thereafter the warrant shares vest quarterly at a rate of ten shares per incremental net subscriber in existence on the last day of each calendar quarter until December 31, 2009.
(6)	Atlantic Broadband does not own any shares of Net2Phone, Inc. common stock as of June 3, 2005. However, Atlantic Broadband owns a warrant to purchase 1,083,438 shares of common stock as described above. The shares subject to the Atlantic Broadband Warrant vest as follows: beginning on the last day of the calendar quarter ending 12 months from the commercial launch date of the cable telephony services, ten shares vest for each subscriber to our telephony service pursuant to the Atlantic Broadband Cable Telephony Agreement, and thereafter the warrant shares vest quarterly at a rate of ten shares per incremental net subscriber in existence on the last day of each calendar quarter until December 31, 2009.

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PLAN OF DISTRIBUTION

     We are registering the shares of common stock for possible sale by the selling stockholders from time to time after the date of this prospectus. As used in this prospectus, “selling stockholders” includes the selling stockholders named in the table above and any of their respective donees, pledges, transferees, or other successors-in-interest selling shares received from the selling stockholders as a gift, pledge, partnership distribution or other non-sale transfer after the date of this prospectus.

     The selling stockholders may sell all or a portion of the shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The selling stockholders may offer their shares at various times in one or more transactions on the Nasdaq National Market, in special offerings, exchange distributions, secondary distributions, negotiated transactions, or a combination of such. They may sell at fixed prices, prevailing market prices at the time of sale, at prices related to the market price, at negotiated prices or such other prices as the applicable selling stockholder determines form time to time. These sales may be effected in one or more of, or in combination of, the following transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	ordinary brokerage transactions and/or transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through an underwritten offering; and

•	any other method permitted pursuant to applicable law.

    If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to a particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved). Such discounts, concessions or commissions may be allowed or re-allowed or paid to broker-dealers. In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into and cover hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

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    The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by a selling stockholder that a donee, pledgee, transferee, other successor-in-interest or other receiving shares in a non-sale related transfer intends to sell more than 500 shares, we will promptly file a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act identifying the non-sale transferee to name specifically such person as a selling stockholder.

    The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer and any profit on the resale of the shares sold by them while acting as principal may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have advised us that they have not, as of the date of this prospectus, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. Upon our notification by a selling stockholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, secondary distribution or a purchase by an underwriter or broker-dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

•	the number of shares being offered;

•	the terms of the offering, including the price at which shares of common stock are to be sold;

•	the names of the participating selling stockholders, underwriters, broker-dealers or agents;

•	any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

•	the public offering price;

•	that any such broker-dealer or agent did not conduct any investigation to verify the information set out or incorporated by reference in the prospectus and other facts material to the transaction; and

•	other material terms of the offering.

    Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.  There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to this registration statement, of which this prospectus forms a part.

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     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     We will pay all expenses of the registration of the shares of common stock pursuant to applicable registration rights agreements, estimated to be $25,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any, incurred in connection with the sale of shares of common stock by such selling stockholder. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with our respective agreements with them, including the registration rights agreements, as applicable. We may be indemnified according to our various agreements with the selling stockholders, including the registration rights agreements, by each selling stockholder (only to the extent such indemnification is set forth in the particular agreement(s) with such selling stockholder), against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by such selling stockholder specifically for use in this prospectus, in accordance with our respective agreements with such selling stockholder. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholders may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

     Once sold under this registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

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LEGAL MATTERS

     The validity of the shares of our common stock offered hereby and certain legal matters will be passed upon for us by Glenn J. Williams, Esq., Executive Vice President, Business & Legal Affairs and General Counsel of Net2Phone, Inc.

EXPERTS

     The consolidated financial statements of Net2Phone, Inc. appearing in Net2Phone, Inc.’s Annual Report (Form 10-K) for the year ended at July  31, 2004 (including schedules appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other expenses of issuance and distribution

     The following table sets forth all expenses (other than underwriting discounts and commissions) payable by the registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimates except for the SEC registration fee, the NASD filing fee, and the Nasdaq National Market additional share listing fee.

SEC Registration Fee	$778
Nasdaq Stock Market Additional Share Listing Fee	$0
Accounting Fees and Expenses	$5,000
Legal Fees and Expenses	$17,500
Printing and Miscellaneous	$1,700
Total	$24,978

Item 15.   Indemnification of directors and officers

General Corporation Law

     We are incorporated under the laws of the State of Delaware. Section  145 (“Section  145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “General Corporation Law”), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

     Section  145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section  145.

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Certificate of Incorporation and By-Laws

     Our Certificate of Incorporation and By-laws provide for the indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law.

Item 16.   Exhibits

3.1	Amended and Restated Certificate of Incorporation. (Incorporated by reference from our registration statement on Form S-1 (Registration No. 333-78713)).
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant. (Incorporated by reference from our registration statement on Form S-1 (Registration No. 333-78713)).
3.3	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant. (Incorporated by reference from our registration statement on Form S-1 (Registration No. 333-78713)).
3.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation. (Incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended July 31, 2000).
3.5	Amended and Restated Bylaws. (Incorporated by reference from our Current Report on Form 8-K filed on December 16, 2004).
4.1	Form of Warrant Agreement.*
4.2	Registration Agreement, dated November 3, 2004, among the Company and Bresnan Communications, LLC and Millennium Digital Media Systems, L.L.C.*
4.3	Registration Agreement, dated March 11, 2005, between the Company and Atlantic Broadband Finance, LLC.*
5.1	Opinion of Counsel.*
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm*
23.2	Consent of Counsel (included in Exhibit 5.1).
24.1	Powers of Attorney (included in Part II to the registration statement).

* Filed herewith.

Item 17.   Undertakings

     The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

provided, however, that the undertakings set forth in clauses (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

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(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section  13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section  15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

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Signatures

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in Newark, New Jersey on June 15, 2005.

NET2PHONE, INC.

By: /s/ Liore Alroy
Liore Alroy Chief Executive Officer

Power of Attorney

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Liore Alroy and Glenn J. Williams and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offering which this registration statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 and Power of Attorney have been signed by the following persons in the capacities and on the dates indicated:

Signatures	Capacity	Dates

/s/ Liore Alroy Liore Alroy	Chief Executive Officer (Principal Executive Officer and Director)	June 15, 2005

/s/ Arthur Dubroff Arthur Dubroff	Chief Financial Officer (Principal Financial and Accounting Officer)	June 15, 2005

/s/ Stephen M. Greenberg Stephen M. Greenberg	Chairman of the Board	June 15, 2005

/s/ Howard Jonas Howard Jonas	Vice Chairman of the Board	June 15, 2005

/s/ James A. Courter James A. Courter	Director	June 15, 2005

/s/ Jesse King Jesse King	Director	June 15, 2005

/s/ Harry C. McPherson Harry C. McPherson	Director	June 15, 2005

/s/ James Mellor James Mellor	Director	June 15, 2005

/s/ Marc J. Oppenheimer Marc J. Oppenheimer	Director	June 15, 2005

/s/ Michael Weiss Michael Weiss	Director	June 15, 2005